Exhibit 12.1

RSP Permian, Inc.

Computation of Ratio of Earnings to Fixed Charges

	RSP Permian, Inc.			Predecessor
	Three Months		Year Ended	Year Ended December 31,
	Ended March 31,		December 31,
	2015		2014(1)	2013	2012	2011
Earnings:
Pre-tax income (loss)	$(1,354)		$160,304	$65,000	$35,569	$131,722
Add: Loss from equity investee	58		98	—	—	—
Add: Interest expense	9,316		14,031	5,216	3,474	3,472
Add: Estimate of interest within rental expense	72		156	83	79	69
Total earnings	$8,092		$174,589	$70,299	$39,122	$135,263

Fixed charges:
Interest expense	$9,316		$14,031	$5,216	$3,474	$3,472
Estimate of interest within rental expense	72		156	83	79	69
Total fixed charges	$9,388		$14,187	$5,299	$3,553	$3,541

Ratio of Earnings to Fixed Charges	0.86	(2)	12.31	13.27	11.01	38.20

(1)         Represents RSP Permian, Inc.’s predecessor’s historical financial data for the first 22 days plus RSP Permian, Inc.’s historical financial data for the remainder of the year.

(2)         Earnings in the three months ended March 31, 2015 were insufficient by $1.3 million to cover fixed charges.